Crédit Agricole Securities (USA) Inc.

Schedule I

Computation of Net Capital for Broker-Dealers Under Rule 15c3-1 and CFTC Regulation 1.17

December 31, 2019
(Dollars in Thousands)

Net capital

Total stockholder's equity	$	728,353
Liabilities subordinated to claims of general creditors allowable in computation of net capital		360,000
Total capital and allowable subordinated liabilities		1,088,353
Deductions and/or charges:		
Non-allowable assets:		
Financial instruments owned, at fair value		79,113
Securities purchased under agreements to resell		28,036
Receivables from brokers, dealers, and clearing organizations		12,194
Receivables from customers		11,535
Deferred tax assets, net		10,877
Other assets		33,992
Total non-allowable assets		175,747
Aged fails to deliver		3,374
Other deductions and/or charges		2,745
Total deductions and/or charges		181,866
Net capital before haircuts on securities positions		906,487
Haircuts on securities positions:		
Contractual securities commitments		4,816
U.S. government obligations		1,477
Corporate obligations		38,886
Total haircuts on securities		45,179
Net capital	$	861,308
Minimum net capital required (the greater of 2% of aggregate debit items, $1,500, or the CFTC minimum requirement)		3,078
Excess net capital	$	858,230

There are no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2019 Part IIA FOCUS filing on January 23, 2020.

This report is deemed confidential in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.